# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kestrel Group Ltd, CIK 0002055116
CUSIP: G5260K102
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, MAILBOXES SUITE 1141, PEMBROKE, Bermuda (D0), 08
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0002069757
Persons authorized to receive notices and communications: Bradford Luke Ledbetter, 8333 Douglas Avenue, Suite 1360, Dallas, Texas (TX), 75225, (469) 423-2763

## Reporting persons
- Bradford Luke Ledbetter (CIK 0001632716): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 905,882; sole dispositive power 0; shared dispositive power 905,882; aggregate amount beneficially owned 905,882 (11.6% of the class)
- Terry Lee Ledbetter (CIK 0001622558): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 905,882; sole dispositive power 0; shared dispositive power 905,882; aggregate amount beneficially owned 905,882 (11.6% of the class)
- Reta Laurie Ledbetter (CIK 0001622625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 905,882; sole dispositive power 0; shared dispositive power 905,882; aggregate amount beneficially owned 905,882 (11.6% of the class)
- Kestrel Intermediate Ledbetter Holdings LLC (CIK 0002069757): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,811,764; sole dispositive power 0; shared dispositive power 1,811,764; aggregate amount beneficially owned 1,811,764 (23.3% of the class)
- Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust (CIK 0001622624): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 905,882; sole dispositive power 0; shared dispositive power 905,882; aggregate amount beneficially owned 905,882 (11.6% of the class)
- Bradford Luke Ledbetter 2006 Grantor Trust No. 2: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 452,941; sole dispositive power 0; shared dispositive power 452,941; aggregate amount beneficially owned 452,941 (5.8% of the class)
- Shari Ann Ledbetter Irrevocable 2019 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 452,941; sole dispositive power 0; shared dispositive power 452,941; aggregate amount beneficially owned 452,941 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Kestrel Group Ltd
Address of issuer's principal executive offices: 11 BERMUDIANA ROAD, MAILBOXES SUITE 1141, PEMBROKE, Bermuda (D0), 08
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the common shares, par value $0.01 per share (the "Common Shares"), of Kestrel Group, Ltd (formerly known as Ranger Bermuda Topco Ltd), a Bermuda exempted company limited by shares (the "Issuer"). The address of the Issuer's principal executive offices 11 Bermudiana Road, Mailboxes Suite 1141, Pembroke HM 08, Bermuda.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Bradford Luke Ledbetter, Terry Lee Ledbetter, Reta Laurie Ledbetter, Kestrel Intermediate Ledbetter Holdings LLC ("KILH"), Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust, Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust (collectively, the "Reporting Persons" and each, a "Reporting Person"). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.
Residence or business address: The principal business office for KILH is 8333 Douglas Avenue, Suite 1360, Dallas, Texas 75225. The address of each of the other Reporting Persons is c/o Kestrel Intermediate Ledbetter Holdings LLC, 8333 Douglas Avenue, Suite 1360, Dallas, Texas 75225.
Present principal occupation or employment: Bradford Luke Ledbetter is the Chief Executive Officer of Kestrel Group Ltd. Terry Lee Ledbetter is the Executive Chairman of Kestrel Group Ltd. Reta Laurie Ledbetter is the President of The Terry and Laurie Ledbetter Foundation (located at 8333 Douglas Avenue, Suite 1360, Dallas, Texas 75225).
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Bradford Luke Ledbetter, Terry Lee Ledbetter and Reta Laurie Ledbetter is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired direct or beneficial ownership of the Common Shares reported in this Schedule 13D in the Transaction described in Item 4.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to a Combination Agreement (as amended, the "Combination Agreement") entered into among Maiden Holdings, Ltd., a Bermuda exempted company limited by shares ("Maiden"), Kestrel Group LLC, a Delaware limited liability company ("Kestrel"), the equityholders of Kestrel (the "Kestrel Equityholders"), the Issuer and certain other entities, on May 27, 2025, Maiden and Kestrel effected a transaction to combine their respective businesses (the "Transaction"). A copy of the Combination Agreement is attached to this Schedule 13D as Exhibits 2, 3 and 4, to which reference is made for the complete terms of that agreement.

As a consequence of the Transaction:

(i) each of Maiden and Kestrel became an indirect, wholly-owned subsidiary of the Issuer;

(ii) each common share of Maiden was converted, in a series of two mergers, into 0.05 Common Share; and

(iii) the Kestrel Equityholders received an aggregate of $40,000,000 in cash and 2,750,000 Common Shares. In addition, the Kestrel Equityholders will be entitled to receive in contingent consideration (the "Contingent Consideration") up to the lesser of (x) an aggregate number of Common Shares equal to $45,000,000 divided by certain volume weighted average prices of such shares (as calculated pursuant to the terms of the Combination Agreement), which will be payable upon the achievement of certain EBITDA milestones by the Kestrel Business, subject to other terms and conditions as set forth in the Combination Agreement, and (y) 2,750,000 Common Shares. The "Kestrel Business" refers to the businesses that Kestrel and its subsidiaries conducted as of immediately prior to the closing of the Transaction, and any extensions of such businesses or related or ancillary businesses existing thereafter, subject to other terms and conditions as set forth in the Combination Agreement.

KILH also entered into a Registration and Investor Rights Agreement with the Issuer at the closing of the Transaction. See Item 6.

KILH was a Kestrel Equityholder and received Common Shares at the closing of the Transaction in proportion to its equity interest in Kestrel prior to the closing of the Transaction.

The other Reporting Persons beneficially own Common Shares through direct or indirect ownership of KILH. Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust holds a 50% interest in KILH, and each of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust holds a 25% interest in KILH. Bradford Luke Ledbetter beneficially owns Common Shares through his role as trustee of each of Bradford Luke Ledbetter 2006 Grantor Trust No. 2 and Shari Ann Ledbetter Irrevocable 2019 Trust. Each of Terry Lee Ledbetter and Reta Laurie Ledbetter beneficially owns Common Shares through his or her role as co-trustee of Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust.

The Reporting Persons currently hold their Common Shares for investment purposes. The Reporting Persons intend to evaluate their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures or other commercial partnerships or arrangements with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business, governance or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Each of Bradford Luke Ledbetter and Terry Lee Ledbetter serves as an executive officer or director of the Issuer. Accordingly, each of them may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows 11 and 13 of each of the cover pages.

The percentages of the Common Shares outstanding are based upon 7,787,813 Common Shares outstanding, as provided by the Issuer as of the closing of the Transaction on May 27, 2025. The Common Shares beneficially owned by the Reporting Persons do not include the Common Shares that may be issuable to KILH as part of the Contingent Consideration.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 11 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Shares within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See Item 4 with respect to the Combination Agreement.

On May 27, 2025, KILH entered into a Registration and Investor Rights Agreement with the Issuer. A copy of the Registration and Investor Rights Agreement is incorporated in this Schedule 13D as Exhibit 5, to which reference is made for the complete terms of that agreement.

The Registration and Investor Rights Agreement provides that, following the expiration of a lock-up period, KILH and its permitted transferees can require the Issuer to register under the Securities Act of 1933, as amended, all or any portion of the Common Shares issued to KILH in connection with the closing of the Transaction, subject to customary requirements and limitations. KILH and its permitted transferees also have piggyback registration rights, such that KILH and its permitted transferees may include their shares in certain future registrations of the Issuer's equity securities. The demand registration rights and piggyback registration rights are each subject to market cut-back exceptions.

The Registration and Investor Rights Agreement sets forth customary registration procedures, including an agreement by the Issuer to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings. The Issuer also agrees to indemnify KILH and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Issuer for use in a registration statement by KILH or any of its permitted transferees.

The Registration and Investor Rights Agreement also provides that the Board immediately following closing of the Transaction will consist of seven directors. KILH has the right to nominate (i) two non-independent directors to the Board for so long as it and its affiliates own at least 25% of the shares of the Issuer issued to them at the closing of the Transaction and (ii) two independent directors to the Board for so long as it and its affiliates own at least 5% of the Common Shares and at least 25% of the Common Shares issued to them at the closing of the Transaction. For so long as at least one director designated by KILH serves on the Board, to the extent permitted by applicable law, each committee of the Board will include at least one director designated by KILH.

The Registration and Investor Rights Agreement also gives KILH, subject to confidentiality requirements, the right to receive certain information concerning the Issuer and to discuss the Issuer's business and financial results with the Issuer's chief financial officer on a quarterly basis.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement

Exhibit 2 Combination Agreement, dated December 29, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4, filed March 24, 2025 (the "Form S-4"))

Exhibit 3 Letter Agreement amending the Combination Agreement, dated February 17, 2025 (incorporated by reference to Exhibit 2.2 to the Form S-4)

Exhibit 4 Letter Agreement amending the Combination Agreement, dated March 24, 2025 (incorporated by reference to Exhibit 2.3 to the Form S-4)

Exhibit 5 Registration and Investor Rights Agreement - Ledbetter, dated as of May 27, 2025 (incorporated by reference to Exhibit 4.1 to the Form S-4)

## Signatures
- Bradford Luke Ledbetter: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter (06/03/2025)
- Terry Lee Ledbetter: /s/ Terry Lee Ledbetter, Terry Lee Ledbetter (06/03/2025)
- Reta Laurie Ledbetter: /s/ Reta Laurie Ledbetter, Reta Laurie Ledbetter (06/03/2025)
- Kestrel Intermediate Ledbetter Holdings LLC: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter/Authorized Signatory (06/03/2025)
- Terry Lee Ledbetter and Reta Laurie Ledbetter 2000 Revocable Trust: /s/ Terry Lee Ledbetter, Terry Lee Ledbetter/Co-trustee (06/03/2025)
- Bradford Luke Ledbetter 2006 Grantor Trust No. 2: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter/Trustee (06/03/2025)
- Shari Ann Ledbetter Irrevocable 2019 Trust: /s/ Bradford Luke Ledbetter, Bradford Luke Ledbetter/Trustee (06/03/2025)